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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange of 1934
KYPHON INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
491303996

(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 491303996	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group *	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
2,479,846

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,479,846

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,479,846

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9)
6.7%

12.	Type of Reporting Person *
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 491303996	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group *	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,235,175

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,235,175

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,235,175

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9)
3.4%

12.	Type of Reporting Person *
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer:
Kyphon Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
1350 Bordeaux Drive Sunnyvale, California 94089

Item 2(a).	Name of Person Filing:
Vertical Fund I, L.P. ("VFI") and Vertical Fund II, L.P. ("VFII") (together, the "Partnerships")

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Each of the Partnerships has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.

Item 2(c).	Citizenship:
Each of the Partnerships is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
491303996

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        None of the above. The statement is filed pursuant to Rule 13d-1(c).

Page 4 of 6 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned:
3,715,021 shares of Common Stock

(b)	Percent of Class:

10.1%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote
3,715,021

	(ii)	shared power to vote or to direct vote

0

	(iii)	sole power to dispose or to direct the disposition of
3,715,021

	(iv)	shared power to dispose or to direct the disposition of
0

        The foregoing amounts of shares and percentage represent the combined holdings of the two Partnerships as of December 31, 2002. Of such amounts, 2,479,846 shares (approximately 6.7% of the total outstanding) are beneficially owned by VFI and 1,235,175 shares (3.4% of the total outstanding) are beneficially owned by VFII. The Partnerships are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is the Group, and the Partnerships may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

VERTICAL FUND I, L.P.
By:	THE VERTICAL GROUP, L.P. General Partner
By:	/s/ JOHN E. RUNNELLS John E. Runnells General Partner
VERTICAL FUND II, L.P.
BY:	THE VERTICAL GROUP, L.P. General Partner
By:	/s/ JOHN E. RUNNELLS John E. Runnells General Partner

Page 6 of 6 Pages

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